================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

(Mark One)
( X )  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

(  )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

            FOR THE TRANSITION PERIOD FROM __________ TO ___________

                        COMMISSION FILE NUMBER 333-21399

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Willbros Employees' 401(k) Investment Plan
                        4400 Post Oak Parkway, Suite 1000
                              Houston, Texas 77027


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Willbros Group, Inc.
                               Plaza 2000 Building
                             50th Street, 8th Floor
                                  Apartado 6307
                          Panama 5, Republic of Panama
                         Telephone No.: (50-7) 213-0947



================================================================================

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Willbros Employees' 401(k) Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       WILLBROS EMPLOYEES' 401(k)
                                             INVESTMENT PLAN



Date:   June 30, 2003                  By: /s/ Warren L. Williams
                                           --------------------------------
                                           Warren L. Williams
                                           Willbros Employee Benefits Committee

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                                    INDEX TO
                                    --------

                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                -----------------------------------------------

                                                                            Page
                                                                            ----
Independent Auditors' Report                                                   4

Financial Statements:

        Statements of Net Assets Available for Plan Benefits                   5

        Statements of Changes in Net Assets Available for Plan Benefits        6

        Notes to Financial Statements                                          7-12

        Schedule 1 -- Schedule G, part III -- Schedule of nonexempt
           transactions                                                        13

        Schedule 2 -- Schedule H, Line 4i - Schedule of Assets
           (Held at End of Year)                                               14


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required.

                          INDEPENDENT AUDITORS' REPORT



Willbros Employees' Benefits Committee
Willbros USA, Inc.:


We have audited the accompanying statements of net assets available for plan benefits of Willbros Employees' 401(k) Investment Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Willbros Employees' 401(k) Investment Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule G, part III -- schedule of nonexempt transactions for the year ended December 31, 2002 and schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2002, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.





Houston, Texas
June 27, 2003

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2002 and 2001


                                                                  2002               2001
                                                              ------------       ------------
Investments, at fair value                                    $ 17,297,502         23,585,782
Accrued investment income                                            3,625              4,840
Due from broker                                                    227,169                 --
Contributions receivable:
    Employer - cash                                                 42,543             42,483
    Employer - stock                                                10,923                 --
    Participants                                                   121,499             62,407
Due to broker                                                     (234,097)           (38,518)
                                                              ------------       ------------
              Net assets available for plan benefits          $ 17,469,164         23,656,994
                                                              ============       ============



See accompanying notes to financial statements.

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 2002 and 2001

                                                                              2002               2001
                                                                          ------------       ------------
Investment income:
    Net (depreciation) appreciation in fair value of investments          $ (2,926,002)         1,999,422
    Dividends                                                                   49,611             53,581
    Interest                                                                    36,210             20,671
                                                                          ------------       ------------
                                                                            (2,840,181)         2,073,674
                                                                          ------------       ------------
Contributions:
    Employer - cash, net of forfeitures                                        619,900            542,433
    Employer - stock                                                           453,813            418,169
    Participants                                                             2,132,536          1,874,746
    Rollovers                                                                  161,220          1,919,931
    Other                                                                           --              1,702
                                                                          ------------       ------------
                                                                             3,367,469          4,756,981
                                                                          ------------       ------------
Benefits paid to participants                                               (6,619,390)        (2,506,163)
Trustee and other fees                                                         (95,728)           (99,892)
                                                                          ------------       ------------
              Net (decrease) increase                                       (6,187,830)         4,224,600
Net assets available for plan benefits:
    Beginning of year                                                       23,656,994         19,432,394
                                                                          ------------       ------------
    End of year                                                           $ 17,469,164         23,656,994
                                                                          ============       ============



See accompanying notes to financial statements.

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001





(1)  DESCRIPTION OF PLAN

     The following description of the Willbros Employees' 401(k) Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  GENERAL

          The Plan is a defined contribution plan covering eligible employees of Willbros USA, Inc., Willbros Engineers, Inc., Willbros RPI, Inc., Willbros Operating Services, Inc., and all salaried employees of Willbros Energy Services Company (collectively, the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     (b)  ELIGIBILITY

          Eligible employees begin participation in the Plan after completing three months of service, as defined in the Plan document. Prior to April 1, 2001 the eligibility period was one year of service.

     (c)  CONTRIBUTIONS

          Participants may contribute, by payroll deductions, from 1% to 20% of their compensation to the Plan and allocate these amounts as deferred or taxable contributions. Effective as of June 1, 2002, participants may contribute from 1% to 50% of their compensation. Effective June 1, 2002, participants who are age 50 or older at any time during the plan year may elect to make an additional catch-up contribution of up to $1,000 in 2002. The catch-up contribution is not eligible for Company matching. The Company matches employee contributions, up to a maximum of 4% of salary as follows: 100% in the form of cash or 125% in the form of Willbros Group, Inc. common stock, as elected by the employee. Matching contributions elected in the form of Willbros Group Inc. Common Stock are not subject to the participants investment direction for a two year period and are not available for loans or withdrawals during such two year period.

          Participants may also elect to rollover distributions from a former employer's qualified retirement plan.

     (d)  PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contributions and the Company contributions. At each valuation date, participants' accounts for each investment option are credited with their share of the net income and gains and charged with losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.




                                      -7-                            (Continued)

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


     (e)  VESTING

          Participants are immediately vested in their voluntary contribution account and their salary reduction account plus actual earnings thereon. Effective April 1, 2001, vesting in the Company contribution account is based on years of service earned as follows: one to two years - 25%; two to three years - 50%; three to four years - 75%; and over four years - 100%. Prior to April 1, 2001, vesting in the Company contribution account was based on years of service earned as follows: three to four years - 50%; four to five years - 75%; five or more years - 100%.

     (f)  FORFEITURES

          The portion of a participant's Company contribution account that is forfeited because of termination of employment before full vesting is used to reduce the Company's future contributions.

     (g)  PAYMENT OF PLAN BENEFITS

          Upon termination of service, participants may elect to receive a lump-sum amount equal to the vested value of their accounts, or, if vested plan benefits exceed $5,000, defer distribution until age 65 is reached or death occurs.

          Participants may make a withdrawal of their after-tax contribution account, the vested percentage of their Company contribution account and, if over age 59-1/2, their pre-tax contribution accounts provided that amounts withdrawn from any account have been in that account for more than two years. Only one withdrawal is permitted within any twelve-month period. If a participant makes a withdrawal the participant is suspended from Company matching contributions for a six-month period.

          Hardship withdrawals from salary reduction accounts before age 59-1/2 are also permitted under certain circumstances.

     (h)  PARTICIPANT LOANS

          Participants may borrow from the Plan pursuant to Section 408(b)(1) of ERISA. Loans to a participant may not exceed the lesser of 50% of the vested portion of his or her account, or $50,000 less the participant's highest outstanding loan balance during the preceding 12 months. The minimum loan is $1,000.

          Loans are stated at cost, which approximates fair value.

     (i)  INVESTMENT OPTIONS

          Participants may direct the investment of their account as follows:

          SPECIFICALLY DIRECTED INVESTMENTS

          Participants who were employed by Willbros USA, Inc. or Willbros Energy Services Company on December 31, 1996 may direct the investment of their accounts into savings accounts, certificates of deposits, obligations of the United States, common and preferred stocks, call and put options, bonds, debentures and other debt instruments and stock, debt or securities issued by private placement.



                                      -8-                            (Continued)

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


          CORE INVESTMENT OPTIONS

          Participants may direct the investment of their accounts into the following core investments:

                        The Frank Russell Investment Contract Fund
                        The Frank Russell Fixed Income I Fund
                        The Frank Russell Balanced Income Fund
                        The Frank Russell Domestic Conservative Balanced Fund The Frank Russell Global Balanced Fund
                        The Frank Russell Aggressive Balanced Fund
                        The Frank Russell Global Equity Fund
                        The Frank Russell Equity I Fund
                        The Frank Russell All International Markets Fund
                        The Frank Russell Small Capitalization Fund
                        Willbros Group, Inc. Common Stock

          FLEXIBLE CHOICE OPTIONS

          Participants who are currently employed may direct the investment of existing account balances, but not current contributions, in one percent increments into approximately 400 mutual funds.

          The Plan holds units of the Frank Russell Trust Company Investment Contract Fund (Investment Contract Fund). The Investment Contract Fund invests primarily in group annuity contracts and synthetic investment contracts and is fully benefit-responsive. The Investment Contract Fund is recorded at contract value which approximates fair value. The average yield of the Investment Contract Fund was 5.46% and 6.37% for the years ended December 31, 2002 and 2001, respectively.

     (j)  ADMINISTRATIVE EXPENSES

          Administrative expenses of the Plan (except transaction fees for participants' specifically directed investments and trustee fees) are paid by the Company.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION

          The accompanying financial statements of the Plan have been prepared on an accrual basis. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.


                                      -9-                            (Continued)

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



     (b)  NET ASSETS AVAILABLE FOR PLAN BENEFITS

          Net assets available for plan benefits include benefits payable to current participants and those who have withdrawn from the Plan. The annual information return filed with the Internal Revenue Service (Form 5500) requires amounts due to participants who have withdrawn from the Plan to be stated as a liability and a distribution. There were no such benefits payable at December 31, 2002 and 2001.

     (c)  INVESTMENTS

          Investments in equity securities and mutual funds are recorded at fair value based upon quoted market prices. Investments in common collective trust funds are recorded at the Plan's proportionate share of the fair value of the holdings of the common collective trust funds. Participant loans are valued at cost, which approximates fair value. Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments are shown as net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for plan benefits.

          Purchase and sales of securities are recorded on a trade-date basis. Interest is recorded as earned. Dividends are recorded on the ex-dividend date.

(3)  RISKS AND UNCERTAINTIES

     The Plan provides for investments in equity securities, mutual funds common/collective trust funds and Willbros Group, Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

(4)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(5)  TAX STATUS

     The Plan was established January 1, 1976 under the provisions of ERISA. The Internal Revenue Service (IRS) has determined that the Plan is qualified under Section 401(a) and 401(k) of the Internal Revenue Code (IRC) and that the Plan is exempt from Federal income taxes under Section 501(a) which provides that earned income is taxable only upon distribution thereof. A favorable determination letter was received from the IRS on August 1, 2002. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is designed and is currently operated within the applicable requirements of the IRC.


                                      -10-                           (Continued)

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(6)   ADMINISTRATION

      The Plan's investments and cash are held by Bank of Oklahoma, N.A. and administered under a trust agreement with the Company. The Plan's investment options are managed by Frank Russell Trust Company (FRTC), which has full discretionary authority for purchase and sale of investments not specifically directed by participants within the approved Plan options; however, the Willbros Employees' Benefits Committee retains the right to change the options available to participants.

      The following table presents the fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001.

                                                       2002             2001
                                                    ----------       ---------
The Frank Russell Investment Contract Fund          $2,972,812       2,290,682
The Frank Russell Fixed Income I Fund                2,382,642       1,632,329
The Frank Russell Global Balanced Fund               1,880,900       2,751,195
The Frank Russell Equity I Fund                      2,353,844       2,729,545
The Frank Russell Small Capitalization Fund          1,358,998       1,653,133
Willbros Group, Inc. common stock                    1,520,453       2,658,976



     During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(2,926,002) and $1,999,422, respectively as follows:

                              2002              2001
                          -----------       -----------
Mutual Funds              $(1,373,960)        1,359,607
Common stock               (1,552,042)          519,850
Government bonds                   --           119,965
                          -----------       -----------
                          $(2,926,002)        1,999,422
                          ===========       ===========


(7)  RECLASSIFICATIONS

     Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

(8)  WILLBROS GROUP, INC. COMMON STOCK

     Each participant is entitled to exercise voting rights attributable to the shares of Willbros Group, Inc. common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. If instructions have not been given by the participant, the trustee will vote the Willbros Group, Inc. common stock credited to the participant's account in the same proportion as it votes those shares allocated to participants' accounts for which it receives voting instructions.




                                      -11-                           (Continued)

                   WILLBROS EMPLOYEES' 401(K) INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(9)  SUBSEQUENT EVENT

     Effective January 1, 2003, the Plan reduced the rate of matching Company stock contributions from $1.25 per dollar of participant contributions to $1.00 per dollar of participant contributions.

     In addition, Company matching contributions elected in Willbros Group, Inc. common stock will be immediately subject to investment direction by the participant.

(10) NONEXEMPT TRANSACTIONS

     As reported on Schedule 1, a participant's contribution was not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2002.

                                                                      SCHEDULE 1


                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

           SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 2002


                                   RELATIONSHIP TO                                                           LOANED
IDENTITY OF PARTY INVOLVED              PLAN                      DESCRIPTION OF TRANSACTION                 AMOUNT
-----------------------------      ---------------      ------------------------------------------------     -------
                                                        Lending of monies from the Plan to the employer
                                                        (participant contribution not timely remitted to
Willbros Group, Inc.               Employer             the Plan) as follows:


                                                        Deemed loan dated February 22, 2002, maturity
                                                        June 21, 2002                                        $10,500

See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2002



                                                       DESCRIPTION OF INVESTMENT
   IDENTITY OF ISSUE, BORROWER,                      INCLUDING MATURITY DATE, RATE
     LESSOR, OR SIMILAR PARTY                      OF INTEREST, PAR, OR MATURITY VALUE                  SHARES       CURRENT VALUE
---------------------------------         --------------------------------------------------------   -------------   ---------------
AP Cash Management                        Cash                                                             160,747      $   160,746
Cash                                      Cash                                                               5,707            5,707
Flexible Choice Options                   Various investments                                                   --          754,100
Frank Russell Investment Company          Frank Russell Trust Equity I Fund                                 90,255        2,353,844
Frank Russell Investment Company          Frank Russell Trust Fixed Income I Fund                          107,423        2,382,642
Frank Russell Investment Company          Frank Russell Trust Small Capitalization Fund                     84,357        1,358,998
Frank Russell Investment Company          Frank Russell Trust Investment Contract Fund                     112,097        2,972,812
Frank Russell Investment Company          Frank Russell Trust Balanced Income Fund                          28,257          419,336
Frank Russell Investment Company          Frank Russell Trust Domestic Conservative Balanced Fund            8,247          168,643
Frank Russell Investment Company          Frank Russell Trust Global Balanced Fund                          74,373        1,880,900
Frank Russell Investment Company          Frank Russell Trust Aggressive Balance Fund                       44,643          613,840
Frank Russell Investment Company          Frank Russell Trust Global Equity Fund                            11,338          270,627
Frank Russell Investment Company          Frank Russell Trust All International Markets Fund                32,758          543,125
*Participant Loans                        Interest rates ranging from 5.25% to 10.5%                       598,141          598,141
Specifically Directed Investments         Various investments                                                   --        1,293,588
*Willbros Group, Inc.                     Common Stock                                                     184,970        1,520,453
                                                                                                                        -----------
        Total assets (held at end of year)                                                                              $17,297,502
                                                                                                                        ===========
* Indicates a party in interest.

See accompanying independent auditors' report.

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                          EXHIBIT
-------   ---------------------------------------------------------
     23   Independent Auditors' Consent

     99 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.